Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

[redacted]

05010022

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

Enclosure

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	IFRS
Released	07:00 08-Jul-05
Number	6471O

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:6471O
Morgan Crucible Co PLC
08 July 2005

Adoption of International Financial Reporting Standards
Restatement of primary financial information for 2004

The Morgan Crucible Company plc today announces the completion of its preparations to adopt International Financial Reporting Standards

The Morgan Crucible Company plc ("Morgan") has to date prepared its consolidated accounts in compliance with UK Generally Accepted Accounting Principles (UK GAAP). From 5 January 2005 Morgan is required by European Directives to report its consolidated accounts under International Financial Reporting Standards (IFRS). The first full year reporting under IFRS will be the year ending 4 January 2006.

As part of this transition, Morgan is presenting a restatement of its 2004 results under IFRS.

A summary of the effect of the restatement on the 2004 consolidated accounts follows:-

	UK GAAP £m	IFRS Changes £m	IFRS £m
Revenue	795.9	-	795.9
Adjusted operating profit*	53.7	2.1	55.8
Operating (loss) before financing costs	(15.2)	8.5	(6.7)
Basic earnings per share (UK GAAP before goodwill amortisation)	(27.3p)	5.3p	(22.0p)
Net assets	240.4	(87.3)	153.1

* Adjusted operating profit is before financing costs, restructuring costs, costs associated with the settlement of anti-trust litigation, gains or losses on disposals of properties and, in respect of the UK GAAP profit, before goodwill amortisation.

The primary changes to Morgan's reported 2004 financial information following the adoption of IFRS are as a result of:

- Changes in presentation and disclosure
- Recognising the deficit on defined benefit pension schemes on the balance sheet
- Ceasing to amortise goodwill. Capitalised goodwill will in the future be subject to an annual impairment review

- Recognising an expense for share-based payments
- Recognising deferred tax assets and liabilities on a different basis

The effect of the adoption of IFRS in respect of Morgan's 2004 consolidated accounts is set out in detail in a report that can be downloaded from the company's website as from 9.30am today at www.morgancrucible.com
For further information please contact:

The Morgan Crucible Company plc
Victoria Gould, Director of Group Communications 01753 837 000

Finsbury Group
Charlotte Hepburne-Scott / Robin Walker 020 7251 3801

END

Close

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Trading Statement
Released	07:00 08-Jul-05
Number	6462O

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:6462O
Morgan Crucible Co PLC
08 July 2005

The Morgan Crucible Company plc, ("Morgan") the specialist materials company, is issuing this trading update ahead of its half year results for the period ended 4th July 2005, scheduled for 2nd August 2005.

Trading Highlights

- Morgan has continued to make good progress during the first half of 2005 and expects to announce operating profit results that are in line with th consensus of analysts' expectations.

- The European market environment has weakened further in the first half of 2005. This has particularly impacted the Magnetics and Crucibles business given their higher proportion of European sales. Nevertheless, the Group been able to offset this with demand remaining robust in our North Americ and Asian markets combined with the ongoing success of our profit improvement programme.

- Like-for-like sales have continued to grow comfortably ahead of GDP with turnover from continuing business being circa 5% higher in the first six months on a constant currency basis than the equivalent period last year.

- Restructuring charges for the six-month period, as part of the profit improvement programme, are in the region of £11m with a cash spend of cir £12m.

- Net debt, which is predominantly dollar denominated to provide a natural hedge, is expected to be broadly in line with the equivalent period last year on a constant currency basis.

Commenting on the results, Chief Executive Officer, Warren Knowlton said:

"Morgan is continuing to deliver on its profit improvement plan while at the same time posting top-line growth well in advance of GDP. Morgan is benefiting from the overall strength of its diversified global portfolio which has helped to insulate it from the worst effects of a weakening European market witnessed in the first half of this year. It is pleasing that we continue to offset the negative impacts of raw material and energy price inflation. Overall, we are making good progress towards the goal of double-digit operating profit margins by the end of 2006."

For further information please contact:

The Morgan Crucible Company plc
Victoria Gould, Director of Group Communications 01753 837 000

Finsbury Group
Charlotte Hepburne-Scott / Robin Walker 020 7251 3801

Divisional Trading Comment

Carbon

The Carbon division has performed well in the first half of the year compared to the equivalent period in 2004. Performance has been strong in the traditional brush and seals and bearings markets. First half sales in the armour and semiconductor markets have also been good although the outlook for the second half in these markets is more difficult to predict. The business continues to benefit from good market conditions in the Americas. Trading conditions have been difficult in Europe, although some sales growth has been generated. The Asian business, particularly in China, has taken advantage of the organic growth in the region and our ongoing investment. The division is benefiting from the recent restructuring plans, including the rationalisation of a number of smaller sites, continuing overhead reduction and an ongoing move to low cost manufacturing countries.

Magnetics

The Magnetics division has seen continued revenue growth compared to the same period in 2004, however, the European market environment has weakened in the first half of 2005 making trading conditions more challenging. In particular, the permanent magnets business has traded below expectations due to the weak demand for semiconductor applications and customers' loss of their business to Asian competitors. Our joint venture with San Huan, the largest rare earth magnets producer in China, began trading in May which is expected to help the permanent magnets business going forward. The materials and parts business has performed well driven by strong demand in the electronic article surveillance application. The cores and components business has also performed well through good growth in the installation and telecommunication markets compared to 2004 and with a strong order book for the second half of the year. Raw material price increases in nickel and cobalt in the latter half of 2004 will negatively impact first half results; however margins are expected to improve in the second half as ongoing cost reductions and falling cobalt prices benefit the bottom line.

Thermal Ceramics

The Thermal Ceramics division has performed well in the first half of the year compared to the equivalent period in 2004. The business has continued to expand its geographic presence with the formation of a 70% Joint Venture with Hubei Kailong in China. This, along with expansion and modernisation of facilities in China, India, Australia and Korea, has enabled the division's growth momentum in Asia to continue in double digits. As a result, the business is well advanced in its goal of balancing its turnover between the trading blocks of Europe, Americas and Asia. In addition the launch of a new high temperature bio-soluble fibre (Superwool 607HT) is enabling Thermal to be at the forefront of developing new products adapted to the needs of current legislative and environmental demands of the European and American markets.

Crucibles

Overall trading conditions worsened for Crucibles in the first half of 2005, against a background of generally poorer economic forecasts and falling demand in Europe. This was exacerbated by rapid rises in raw material prices and fuel and energy costs, which put pressure on margins and dented confidence in the prospects for recovery of the foundry sector and its supply chain. This extended also to North America, where capital equipment sales faltered and some destocking by distributors was evident. Asia and South America appeared immune to this trend and here good progress continues to be made.

Technical Ceramics

The Technical Ceramics division is continuing its positive 2004 momentum of improving top and bottom line performance. Of particular note was the strong growth in the USA in sales for the new generation of computer hard disk drives. This was complemented by significant sales growth into the medical market, as well as continued demand for laser and power tube products. The move to lower cost manufacturing areas took a further step with the purchase of the minority shareholding in our joint venture in Yixing, China coupled with the continued transfer of selected additional manufacturing operations from Europe to this region. Operating profit improvements from the cost reduction plans are continuing to come through, including the successful relocation of a major UK manufacturing site, and the rationalisation of a US distribution site.

END

Close

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	12:08 19-Jul-05
Number	0416P

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Standard Life Investments on behalf of Standard Life Group

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial interest of the shareholder named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
Vidacos Nominees 14,526,077 shares.

5) Number of shares/amount of stock acquired:
16,296

6) Percentage of issued class:
0.006%

7) Number of shares/amount of stock disposed:
N/A

8) Percentage of issued class:
N/A

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
15/07/05

11) Date company informed:
Faxed letter dated 18/07/05 received 19/07/05

12) Total holding following this notification:
14,526,077 shares

13) Total percentage holding of issued class following this notification:
5.002%

14) Any additional information
N/A

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr. D.J. Coker

17) Date of notification:
19th July 2005

END

Close